Exhibit 99.1

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO INAUGURATES ADVANCED GENERATION DISTRIBUTION CENTER IN MARAU (RS)

The new DC provides the best logistics system solutions with more efficiency and lower costs

(August 22nd), Perdigão inaugurated a major Logistics and  Distribution Center (DC) in Marau (RS). In addition to supplying the market in the state of Rio Grande do Sul, the CD will provide additional support for the other 16 DCs throughout the country.

The DC has been built at a cost of R$ 14 million at Perdigão’s existing industrial complex in Marau, and has a  constructed area of 4,100 m2 and a monthly capacity to handle about 14,000 tons of products. The center adopts the multi-branch model, operating in accordance with the needs of the individual customer and not restricted to a given geographic area. This enables it to provide the best logistics system solutions for the Company, with greater efficiency and at lower cost. The center has 75 employees.

Equipped with state of the art technology, the Marau DC offers a modern structure using the power rack system, thus reducing the need for space. This center was designed to store frozen and chilled products in a single corridor, with sliding columns and electronically commanded rack access. Inventory management is controlled by a modern integrated system fed by online data.

The DC uses a cross docking system to ensure product quality and  reduced delivery times to 3,500 customers in the Greater Porto Alegre area Goods are dispatched from Marau on tractor-trailer rigs to the city of Canoas, from where they are transferred to smaller trucks and dispatched to the end customer. The time between the customer order and delivery takes no more than 24 hours. The cross-docking point in Canoas operates at the same site as the company’s former DC, which has been closed. Distribution is carried out by a dedicated delivery fleet comprising 40 trucks and 50 tractor-trailer container rigs, which are operated exclusively on behalf of Perdigão.

São Paulo, August 23rd, 2005

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.